Exhibit 12.1

Statement re Computation of Ratios

We incurred net losses and did not have any fixed charges for the six months ended December 31, 2013 or the fiscal years ended June 30, 2013, 2012, 2011, other than insignificant charges related to a premises rental agreement. There were no fixed charges for the years ended June 30, 2010 and 2009. We had shares of preferred stock outstanding during the fiscal years ended June 30, 2012 and 2011; however, these shares of preferred stock were not entitled to dividends and no dividends were paid with respect to such shares. Accordingly, we are unable to present a ratio of combined fixed charges and preference share dividends to earnings.